Artiva Biotherapeutics, Inc.

5505 Morehouse Drive, Suite 100

San Diego, CA 92121

November 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards

Celeste Murphy

Jenn Do

Angela Connell

RE:	Artiva Biotherapeutics, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-255135

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Artiva Biotherapeutics, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-255135) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on April 8, 2021.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant further hereby requests, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Registrant, be returned to the Registrant or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Cooley LLP, attention Alexa Ekman, the Registrant’s responsible representative, at 10265 Science Center Drive, San Diego, California 92121.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Julie Robinson of Cooley LLP at (858) 550-6092, or in her absence, Alexa Ekman at (858) 550-6183.

Sincerely,
Artiva Biotherapeutics, Inc.

By:	/s/ Fred Aslan
Name:	Fred Aslan, M.D.
Title:	President and Chief Executive Officer

cc:	Michael E. Faerm, Chief Financial Officer, Artiva Biotherapeutics, Inc.

Jennifer Bush, Chief Legal and People Officer, Artiva Biotherapeutics, Inc.